LICENSE AGREEMENT

This License Agreement (the "Agreement") is made and entered into as of this 21st day of December, 2020, by and between Electra Blue Productions f/s/o Carmen Electra ("Electra") an individual with an address in care of Ahmer Imam, CPA, 200 Park Avenue South, 8ᵗʰ Floor, New York, NY10003.and Virtual Dining Brands, LLC ("Virtual Dining"), a Nevada limited liability company, with an address of 4515 Dean Martin Drive, Las Vegas, Nevada 89103.

RECITALS

WHEREAS, Virtual Dining is a business engaged in the development, promotion, advertisement and sale of restaurant prepared food through delivery applications ("apps").

WHEREAS, Virtual Dining desires to obtain, and Electra is willing to grant, an exclusive license to use Electra name, image, likeness and endorsement (herein the "Licensed Property") (all as approved in writing by Electra) solely in connection with the proposed advertisement, promotion and sale of finished food products (herein, the "Menus").

NOW, THEREFORE, in consideration of the premises, the mutual covenants of the parties hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.   Definitions.   As used herein, the terms set forth below shall be defined as follows:

(a)   "Licensed Property" shall include only the right to use Electra name, image, likeness and endorsement of Electra, all as approved in writing by Electra pursuant to the terms of this Agreement for virtual dining only.

(b)   "Contract Territory" shall mean the entire world.

(c)   "Contract Year" shall mean the thirty-six (36) month period commencing on each 21st day of December during the Term and concluding on the last day of December during the Term.

(d)   "Licensed Products" shall mean all menu items that bear Electra name, image, likeness and/or endorsement of Electra.

2.   Grant of License.

(a)   Subject to the terms and conditions of this Agreement, Electra hereby grants to Virtual Dining an exclusive license (the "License") throughout the Contract Territory to use, distribute, display and transmit the Licensed Property, as defined above

1

in Section 1(a) only in the form, for the purposes and in the manner, as expressly approved in writing in advance, by Electra in connection with the proposed manufacture, advertisements in print media, television and radio media, outdoor media and online media, distribution and sale of certain approved Licensed Products, as defined above in Section 1(d), and in the channels of distribution expressly approved in writing in advance by Electra.

(b)   Any products approved as Licensed Products shall be listed on Schedule 1 attached hereto and initialed by the parties. Any new item sought to be included as a Licensed Product must be expressly approved and authorized in writing by Electra. Upon Electra's approval, any such new items shall be set forth in an updated Schedule 1 expressly authorized and executed by Electra.

3.   Retention of Licensed Rights.   All rights to the Licensed Property not specifically granted to Virtual Dining in this Agreement are reserved to Electra, and Electra shall retain all rights in and to the Licensed Property, and whether during the Term or any extension thereof, Electra shall not be prevented from using, or permitting others to use, the Licensed Property in connection with any product or service in any manner whatsoever within the Contract Territory. Virtual Dining further agrees that upon the expiration or other termination of this Agreement, for any cause whatsoever, Virtual Dining will immediately cease using the Licensed Property, Electra's name, or any facsimile thereof, for advertising, promotional, or any other purpose whatsoever.

Subject to the terms of this Agreement, Electra shall continue to own all right, title and interest in and to the Licensed Property;

4.   Compensation and Royalties.   In consideration for the License granted herein , Virtual Dining shall pay to Electra the following amounts:

(a)   Royalty Compensation.   Virtual Dining shall pay to Electra, a Royalty Compensation ("Royalty Compensation") equal to twenty percent (20%) of the "Gross Receipts," as defined herein during each Contract Year of the Term and "Gross Receipts" shall mean the aggregate of all sales of Licensed Products sold by or on behalf of Virtual Dining.

(b) Advance/Annual Guarantee. Electra shall be entitled to a minimum annual guarantee of Fifty Thousand Dollars ($50,000.00) of Royalty Compensation. Five thousand dollars ($5,000.00) as an advance against the Annual Guarantee will be paid upon execution. An additional five thousand dollars ($5,000.00) as an additional advance shall be paid upon menu approval by Electra and Virtual Dining.

(c) Electra shall be entitled to acquire for One Dollar ($1.00), Two Hundred Thousand (200,0000) Restricted Common shares of Cordia Corporation, the parent corporation of Virtual Dining Brands, LLC. during the term.

(d)   Statements. Within thirty (30) days following the conclusion of each month of each Contract Year ("Month") during the Term, Virtual Dining shall submit to Electra a written report ("Report") itemizing the Gross Proceeds of Licensed Products and the corresponding Royalty Compensation earned by Electra in such month. Late payments shall accrue interest at 1.5% per month. Any unpaid balance of the Annual Guarantee shall be paid within thirty (30) days after the end of the Contract Year.

(e)   Right to Audit.   Virtual Dining further agrees that it shall maintain accurate books and records in connection with the sale of the Licensed Products, in sufficient detail to enable royalties payable hereunder to be determined, and shall retain books and records which pertain to a particular Contract Year for two (2) years after the end of that Contract Year. Up to two (2) times per Contract Year and with at least fourteen (14) days advanced notice to Virtual Dining, Electra or his designated representative shall have the right to inspect and make copies of such books and records of Virtual Dining as they relate to the computation of royalties due and owing to Electra hereunder (each, an "Inspection"). Any Inspection made by Electra shall be at Richard's sole cost and expense; provided, however, should any Inspection reveal a discrepancy in Virtual Dining' books and records equal to or greater than ten percent (10%) of the Royalty Payments (as computed by Virtual Dining), then in such instance Virtual Dining shall reimburse Electra for the reasonable cost and expense of such Inspection and shall pay the amount of the deficiency.

(f)   Real time access.   Electra shall have real time access to any of the Licensed Products. [not sure what this means]

5.   Promotional Services.   In connection with the foregoing and in accordance with the approval language contained hereunder, Electra agrees to cooperate with, and make herself reasonably available for up to three hours to media for Virtual Dining in conjunction with the release of the Licensed Products. Electra also agrees to monthly posting on primary social media account promoting menu items.

6.   Approvals.   Virtual Dining agrees to submit to Electra and her business representatives for their approval, a copy of all packaging, advertising, promotional materials, product samples, and any plans relating to the Licensed Products utilizing Electra's likeness at least fourteen (14) calendar days prior to their intended release to the general public. Virtual Dining agrees that such packaging, advertising, promotional materials, product samples and Licensed Products shall not be released without prior written approval of Electra.

7.   Warranties, Indemnification and Remedies.

(a)   Electra warrants and represents that he owns all right, title and interest in and to the Licensed Property. Electra further represents, warrants and agrees that she has the full right, power and authority to enter into this Agreement and to grant the rights granted herein without violating any other agreement or commitment of any sort to which she is a party or by which she is bound; and that to the best of her knowledge, the use of the Licensed Property as contemplated in this Agreement does not and will not infringe or constitute a misappropriation of any trademark, patent, copyright, trade secret or other proprietary, publicity or privacy right of any third party, and Virtual Dining' use of the Licensed Property in connection with the manufacture, advertisement, distribution and sale of Licensed Products as provided herein shall not (with respect only to the said Licensed Property) violate any rights of any kind or nature of any third party.

(b) Electra shall defend, indemnify and hold harmless Virtual Dining and its successors, permitted assigns, affiliates, officers, directors, agents, attorneys and employees, from and against any third party action, suit, claim, damages, liability, costs and expenses (including reasonable outside attorneys' fees), arising out of or in any way connected with any breach of any representation, warranty or agreement made by Electra herein provided reduced to final adverse judgement or settled with Electra's prior written consent. Likewise, Virtual Dining shall defend, indemnify and hold harmless Electra and his successors, permitted assigns, affiliates, officers, directors, agents, attorneys and employees, from and against any action, suit, claim, damages, liability, costs and expenses (including reasonable attorneys' fees), arising out of or in any way connected with any breach of any representation, warranty or agreement made by Virtual Dining herein. Both sides shall give each other prompt notice of any such claim or of any threatened claim. Neither side shall agree to the settlement of any such claim, demand or suit prior to final judgment thereon, nor issue any statement or file any document that would increase the risk of Virtual Dining or Electra, without the written consent of Virtual Dining or Electra.

(c) Virtual Dining hereby represents, warrants and agrees that it has the full right, power and authority to enter into this Agreement and agrees that it will not infringe or misappropriate any trademark, patent, copyright, trade secret or other proprietary, publicity or privacy right of any third party in connection with its use and/or marketing of the Licensed Property, and that the manufacture, sale and distribution of Licensed Products shall comply with all laws, regulations or other governmental requirements of all kinds, and that the Licensed Products shall not cause injury or damage of any kind to any user or other third party. Virtual Dining shall defend, indemnify and hold harmless Electra and her successors, assigns, agents and employees, from and against any action, suit, claim, damages, liability, costs and expenses (including reasonable attorneys' fees), arising out of or in any way connected with: (i) any breach of any representation, warranty or agreement made by Virtual Dining herein; and (ii) any product and/or service manufactured, sold, marketed, promoted or distributed by Virtual Dining or any of its licensees, subcontractors or assigns. Electra shall give Virtual Dining prompt notice of any such claim or of any threatened claim. Without limiting any obligations hereunder, Virtual Dining, as a condition to the use of any of the Licensed Property hereunder, shall obtain and maintain product liability insurance, media liability insurance and comprehensive liability insurance, covering and protecting, as additional insureds, Electra and her officers, directors, employees, agents and representatives, with coverage amounts consistent with industry standards, but no less than one million dollars ($1,000,000.00) per occurrence.

(d)   The parties' indemnification obligations set forth in the foregoing paragraphs shall survive the termination of this Agreement.

8.   Term. The term of this Agreement shall be three (3) years from the date hereof, commencing December 21, 2020 and concluding December 21, 2023, unless sooner terminated pursuant to the terms of this Agreement (the "Term").

9.   Parties' Rights of Termination.

(a)   This Agreement may be terminated by either party, upon written notice to the other, if: (i) the other party files a petition for bankruptcy or is adjudicated a bankrupt, (ii) a petition in bankruptcy is filed against the other party, (iii) the other party makes an assignment for the benefit of its creditors or an arrangement for its creditors pursuant to any bankruptcy law, (iv) the other party discontinues its business or the sale of the Licensed Products, (v) a receiver is appointed for the other party or its business or (vi) the other party breaches any material provision hereof and such breach is not cured within ten (10) days after notice thereof.

(b)   Termination of this Agreement shall not extinguish any of Virtual Dining' or Electra's rights or obligations under this Agreement, which by their express terms continue after the date of termination; provided, however, that in the event Electra terminates this Agreement, Virtual Dining' obligation to pay Electra shall remain in full force and effect, further provided that the License shall immediately be terminated and neither Virtual Dining nor any of its licensees or subcontractors shall have the right to use the Licensed Property in connection with the Licensed Products in any manner whatsoever.

10.   Assignment. This Agreement and the rights granted hereunder are personal to the parties and shall not be assigned without the prior written consent of the other party; provided, however, that Virtual Dining may assign this Agreement to any wholly or majority owned subsidiary or affiliated party. Subject to the foregoing, this Agreement will bind the parties and their respective successors and permitted assigns.

11.   Independent Contractor.   Each party shall be deemed to have the status of an independent contractor, and nothing in this Agreement shall be deemed to place the parties in the relationship of employer-employee, principal-agent, partners or joint ventures. Accordingly, Virtual Dining shall not make any withholding for tax purposes from any payment due or payable to Electra hereunder.

12.   No Brokers.   All negotiations relative to this Agreement have been carried on by the parties directly, without the intervention of any person as a result of any act of either party (and, so far as known to either party, without the intervention of any such person) in such manner as to give rise to any valid claim against the parties hereto for brokerage commissions, finder's fees or other like payment.

13. Miscellaneous Provisions.

(a) Entire Agreement. This Agreement, and all other documents expressly referred to herein, contains the entire agreement of the parties with respect to its subject matter and supersedes all prior negotiations, agreements and understandings, written or oral, with respect to such subject matter. The terms of this Agreement shall be waived or amended only by the written agreement of the parties. No delay or omission of either party in exercising any right or remedy hereunder shall constitute a waiver of such right or remedy, and no waiver as to any obligation shall operate as a continuing waiver or as a waiver of any subsequent breach.

(b) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California without regard to the conflicts of laws rules thereof.

(c) Arbitration.

(i) Any dispute or controversy between the parties relating to or arising out of this Agreement or any amendment or modification hereof shall be determined in arbitration in the City of Los Angeles pursuant to the rules and then obtaining of the American Arbitration Association. The arbitration award shall be final and binding upon the parties and judgment may be entered thereon in the Supreme Court of the State of California or any other court of competent jurisdiction to which jurisdiction the parties hereby expressly consent. The service of any notice, process, motion or other document in connection with an arbitration under this Agreement or the enforcement of any arbitration award hereunder may be effectuated by either personal service upon a party or by overnight courier delivery duly addressed to it, at the address or addresses of such party of such party or parties as herein set forth.

(ii) Anything otherwise hereinabove provided to the contrary notwithstanding any dispute between the parties which involves a third party action or proceeding, including, but not limited to, cross-claims and third party action or interpleader action or proceeding, arising under the indemnification provisions hereof or otherwise, shall not at the election of the party subject to such third party action or proceeding, be subject to arbitration (even though the same would have been arbitrable as between the parties and the action or proceeding been initiated by one of them against the other), but shall be resolved exclusively within the said action, and the other party hereto expressly consents to the jurisdiction of and in the court in which such action or proceeding is pending.

(d) Benefit. This Agreement is not intended to confer upon any person or entity other than the parties hereto any rights or remedies hereunder.

(e) Interpretation. Each party intends that this Agreement be deemed and construed to have been jointly prepared by the parties. As a result, the parties agree that any ambiguity or uncertainty existing herein shall not be interpreted against either of them. The parties also intend that the rights and remedies hereunder be cumulative, so that exercise of any one or more of such rights or remedies shall not preclude the later or concurrent exercise of any other rights or remedies.

(f)   Notices.   Whenever, under the terms of this Agreement, any notice or other communication is required or permitted to be given by one party to the other, such notice or other communication shall be in writing and shall be deemed to have been sufficiently given if personally delivered, telecopied, or sent by overnight courier addressed to the party to whom it is to be given, at the address set forth at the end of this Agreement. Until further notice from Electra, any notices intended for her shall be sent contemporaneously to Ahmer Imam, CPA, 200 Park Avenue South, 8th Floor, New York, NY10003. A notice or other communication shall be deemed received (i) upon receipt, if personally delivered, and (ii) on the first business day after dispatch, if sent by overnight courier. Either party hereto may change their address by written notice in accordance with this Section.

(g)   Confidentiality.

(i)   Each party agrees that all information, trade secrets of the party, product plans, designs, ideas, concepts, costs, finances, market plans, business opportunities, personnel, research, development or know-how and any other non-public technical or business information of a party, including, but not limited to, financial data and other data (collectively, the "Proprietary Information") is and shall remain the property of the disclosing party. Each party agrees that it shall hold the other's Proprietary Information in the strictest confidence and shall use such Proprietary Information only in connection with its performance under this Agreement. Each of them further agrees that it shall not disclose the other's Proprietary Information internally except to that minimum number of employees, agents, attorneys and accountants to whom such disclosure is necessary, with each such person to be advised of, and bound by, the confidentiality requirements hereunder. Each party shall return the other's Proprietary Information promptly upon the other's written request.

(ii)   The requirements of Paragraph 13(g) above shall not apply to (a) Proprietary Information previously known to the receiving party free of any obligation to keep it confidential, (b) Proprietary Information that has been or is subsequently made public other than in breach of this Section or (c) any Proprietary Information the disclosure of which is required under any applicable law or court order.

(iii)   Each party agrees that in the event of any breach of Paragraph 13(g), the non-breaching party would be irreparably and immediately harmed and that money damages would not be a sufficient remedy for any such breach. It is accordingly agreed that the non-breaching party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of Paragraph 13(g), in addition to all other remedies available to such party at law or in equity.

(h)   Counterparts.   This Agreement may be executed in counterparts, each of which shall be deemed to be an original.

(i)   Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions of this Agreement shall continue in full force and effect, and the invalid provision shall be replaced by the legal provision which most clearly achieves the intent of the invalid provision.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by them or their duly authorized representatives as of the date first written above.

Dated: _12/23/20_   Electra Blue Productions, LLC f/s/o Carmen Electra

By: X _~~signature~~_____
Its: _____

Dated: _____   Virtual Dining Brands, LLC

peter klamka
_____

By: Peter C. Klamka
Its: President

[Schedule 1 follows this page]

SCHEDULE 1

For the purposes set forth in Paragraph 2(b) of the License Agreement, Licensed Products shall be

Mutually approved menu items for app based delivery

Dated: 12/23/20 _____

By: X _____

Its: _____

Dated: _____   Virtual Dining Brands, LLC

peter klamka
_____

By: Peter C. Klamka
Its: President